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                            August 3, 2021

       David Allemann
       Founder and Executive Co-Chairman
       On Holding AG
       Pfingstweidstrasse 106
       8005 Zurich
       Switzerland

                                                        Re: On Holding AG
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted July 12,
2021
                                                            CIK No. 0001858985

       Dear Mr. Allemann:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 12, 2021

       Summary, page 1

   1. We note your response to prior comment 1. Please disclose that in 2020 approximately
                                                        75% of your apparel
products were manufactured in China, with the remainder being produced in Vietnam and
Eastern Europe.
       Expand our Geographic Footprint Through Controlled, Multi-channel Growth, page 9

   2. Please expand your disclosure on page 9 that your net sales grew in China between 2019 and 2020 at 199% to
quantify the amount of your net sales in China for the fiscal years ended December 31. 2019
and December 31, 2020, respectively.
 David Allemann
On Holding AG
August 3, 2021
Page 2

       You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Perry Hindin at 202-551-3444 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Allemann
                                                          Division of
Corporation Finance
Comapany NameOn Holding AG
                                                          Office of
Manufacturing
August 3, 2021 Page 2
cc:       Deanna L. Kirkpatrick
FirstName LastName